SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January 2011

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MINUTES OF THE ONE HUNDRED AND FIFTY FIVE EXTRAORDINARY GENERAL STOCKHOLDERS MEETING OF THE CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

NIRE. 53300000859

On the eleventh day of January 2011, at 3 p.m, at the Company Headquarters, Setor Comercial Norte, Quadra 04, Bloco B, nº. 100, Room 203, Edifício Centro Empresarial Varig - Brasília - DF, with the presence of the shareholders of common shares, in sufficient number to install the Stockholders Meeting, as ascertained on sheet 58 of the Attendance Book # 4, the One Hundred Fifty-Fifth General Stockholders Meeting of Centrais Elétricas Brasileiras S.A. – Eletrobras, a Public Company, registered in the National Corporations Register of the Ministry of Finance under # 00001180/0001-26 was held. Assumed the presidency of the work, in accordance with article 42 of the Company by-law, The Chief Financial and Investor Relation Officer, Mr. ARMANDO CASADO DE ARAUJO, presided the meeting replacing the Eletrobras CEO, Mr. JOSÉ ANTONIO MUNIZ LOPES. Mr. Armando Casado called the meeting to order all present approved and appointed me, AFRANIO ALENCAR MATOS Fº, to act as secretary. The following persons were present at the meeting: Auditor-General Mr. EDGARD TROMPCZYNSKI SCHIMMELPFENG, Lawyer Mr. CLEBER MARQUES REIS, Mr. JAIR ANTONIO ESTEVES DA SILVA - Head of Management of the Shareholders Rights Division and Mr. ARLINDO SOARES CASTANHEIRA – Head of Investor Relations Division, the Federal Government representative, Ms. ADRIENNE GIANNETTI NELSON DE SENNA JOBIM, accredited by Ordinance / PGFN No. 603 of August 11, 2008, published in the Federal of 13.08.2008, Mr. GEORGE WASHINGTON TENÓRIO MARCELINO, representative of the following funds: a) Citibank - VIRGINIA RETIREMENT SYSTEM; EMERGING MARKETS INTERNATIONAL FUND; WELLINGTON TRUST COMPANY N.A.; STATE STREET EMERGING MARKETS; IOWA PUBLIC EMPLOYEES RETIREMENT SYSTEM; PANAGORA GROUP TRUST; BELL ATLANTIC MASTER TRUST; USAA EMERGING MARKETS FUND; CIBC EMERGING MARKETS FUND; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; WEST VIRGINIA INVESTMENT MANAGEMENT BOARD; COMMONWEALTH OF PENNSYLVANIA PUBLIC SCHOOL EMPLOYEES´ RETIREMENT SYSTEM; WELLINGTON TRUST COMPANY N.A..; THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD; IMPERIAL EMERGING ECONOMIES POOL; EATON VANCE PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND; IBM SAVINGS PLAN; CENTRAL STATES SOUTHEAST AND SOUTHWEST AREAS PENSION FUND; THE TBC PRIVATE TRUST; AMERICAN AIRLINES,INC.MASTER FIXED BENEFIT TRUST; STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; CIBC EMERGING MARKETS INDEX FUND; STATE OF CONNECTICUT RETIREMENT PLANS AND TRUST FUNDS; THE MONETARY AUTHORITY OF SINGAPORE; WELLINGTON TRUST COMPANY N.A.; SOUTHERN CA EDISON CO NUCLEAR FAC QUAL CPUC DECOM M T FOR SAN ONOFRE AND PALO VERDE NUC GEN STATION; STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS; KAISER PERMANENTE RETIREMENT PLAN; RUSSEL INVESTMENT COMPANY PUBLIC LIMITED COMPANY; THE BOARD OF ADMINISTRATION CITY EMPLOYEES RETIREMENT SYSTEM LOS ANGELES, CALIFORNIA; THE SAN FRANCISCO CITY AND COUNTY EMPLOYEES RETIREMENT SYSTEM; WELLINGTON TRUST COMPANY N.A.; WELLINGTON TRUST COMPANY N.A.; JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST B; JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST A; BOMBARDIER TRUST; (CANADA) GLOBAL; EQUITIES FUND; THE BOMBARDIER; TRUST (UK); WELLINGTON MANAGEMENT PORTFOLIOS (DUBLIN) P.L.C.; AT&T UNION WELFARE BENEFIT TRUST; ABU DHABI RETIREMENT PENSIONS; AND BENEFITS FUND; JOHN HANCOCK FUNDS; II INTERNATIONAL; EQUITY INDEX FUND; RENAISSANCE GLOBAL VALUE FUND; STATE OF CALIFORNIA; PUBLIC EMPLOYEES; RETIREMENT SYSTEM; SPDR S&P EMERGING LATIN AMERICA ETF; GMO TRUST ON BEHALF OF GMO EMERGING; COUNTRIES FUND; THE GMO EMERGING MARKETS FUND; THE NORTHWESTERN MUTUAL LIFE INSURANCE CO; VANGUARD EMERGING MARKETS STOCK INDEX FUND; WELLINGTON TRUST COMPANY N.A.; UNITED TECHNOLOGIES CORPORATION MASTER RETIREMENT TRUST; THE TEXAS EDUCATION AGENCY; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL; EQUITY INDEX FUNDS; FONDS VOOR GEMENE REKENING BEROEPSVERVOER; REPRESENTED BY STICHTING BEHEER; BEROEPSVERVOER; TREASURER OF THE STATE OF NORTH CAROLINA EQUITY INVESTMENT FUND POOLED TRUST; STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; FIDELITY GLOBAL FUND; DELAWARE GROUP GLOBAL & INTERNATIONAL FUNDS - DELAWARE EMERGING MARKETS FUND; ILLINOIS STATE BOARD OF INVESTMENT; DELAWARE VIP TRUST – DELAWARE VIP EMERGING MARKETS SERIES; COUNTY EMPLOYEES ANNUITY AND BENEFIT FUND OF THE COOK COUNTY; SCHWAB FUNDAMENTAL EMERGING MARKETS INDEX FUND; COLLEGE RETIREMENT EQUITIES FUND; STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; WELLINGTON TRUST COMPANY N.A.; ROCHE US DB PLANS MASTER TRUST; MICROSOFT CORPORATION SAVINGS PLUS 401(K) PLAN; STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS; THE FUTURE FUND BOARD OF GUARDIANS; WELLINGTON TRUST COMPANY N.A.; EMPLOYEES RETIREMENT PLAN OF BROOKLYN UNION GAS; BELLSOUTH CORPORATION RFA VEBA TRUST; BELLSOUTH  CORPORATION RFA VEBA TRUST FOR NON-REPRESENTABLE EMPLOYEES; ISHARES MSCI BRIC INDEX FUND; ISHARES MSCI BRAZIL (FREE) INDEX FUND; EMERGING MARKETS STRATEGIC INSIGHTS NON-LENDABLE FUND B; EMERGING MARKETS STRATEGIC INSIGHTS NON-LENDABLE FUND; NUVEEN TRADEWINDS EMERGING MARKETS FUND; WELLINGTON MANAGEMENT PORTFOLIOS (DUBLIN) P.L.C.; TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS; TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS; BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A.; BGI EMERGING MARKETS STRATEGIC INSIGHTS FUND LTD; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; FIDELITY FIXED-INCOME TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND; GMO FUNDS PLC; ISHARES MSCI EMERGING MARKETS INDEX FUND; NORTHERN TRUST NON-UCITS COMMON CONTRACTUAL FUND; AMERICAN BIBLE SOCIETY; WILMINGTON; INTERNATIONAL EQUITY FUND SELECT, L.P.; EMERGING MARKETS INDEX NON-LENDABLE FUND B; EMERGING GLOBAL SHARES INDXX BRAZIL INFRASTRUCTURE INDEX FUND; THE MASTER TRUST BANK OF JAPAN, LTD AS TRUSTEE OF BNY MELLON TBCAM EMERGING VALUE EQUITY MOTHER FUN; GMO REAL RETURN ASSET ALLOCATION FUND, L.P.; ISHARES III PUBLIC LIMITED COMPANY; THE MONETARY AUTHORITY OF SINGAPORE; AON GROUP TRUST; ISHARES PUBLIC LIMITED COMPANY; MACQUARIE INVESTMENT MANAGEMENT LIMITED AS RESPONSIBLE ENTITY FOR ARROWSTREET EMERGING MARKETS FUND; MACQUARIE INVEST MGT LTD AS RESP ENT FOR WELLINGTON MGT PORT (AUS)-EMERGING MARKETS EQUITY PORTFOLI; MACQUARIE INVESTMENT MANAGEMENT LIMITED AS RESPONSIBLE ENTITY FOR ARROWSTREET GLOBAL EQUITY FUND; WELLINGTON MANAGEMENT PORTFOLIOS (DUBLIN) P.L.C.; ISHARES II PUBLIC LIMITED COMPANY; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND; WELLINGTON TRUST COMPANY N.A.; THE MONETARY AUTHORITY OF SINGAPORE; STATE OF NEW JERSEY COMMON PENSION FUND D; RUSSEL INVESTMENT COMPANY PUBLIC LIMITED COMPANY; e NATIONAL PENSION SERVICE; b) HSBC CTVM S.A.: VANGUARD INVESTMENT SERIES, PLC; THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST; PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO; PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO; QANTAS SUPERANNUATION LIMITED AS TRUSTEE FOR THE QANTAS SUPERANNUATION PLAN; THE PUBLIC SCHOOL RETIREMENT SYSTEM OF MISSOURI; e THE PUBLIC EDUCATION EMPLOYEE RETIREMENT SYSTEM OF MISSOURI; c) ITAÚ UNIBANCO S.A.: AMUNDI FUNDS; d) BANCO SANTANDER (BRASIL) S.A.: AMUNDI; MR. ANDRÉ CARVALHO TEIXEIRA representative of BNDES Participações S.A – BNDESPAR; Ms. CONSTÂNCIA MARIA S. DE OLIVEIRA, representative of JP Morgan Chase Bank; and Mr. ODAIR CHISTIANO REHDER JUNIOR, representative of the GWI ASSET MANAGEMENT S.A., with the funds: FUNDO DE INVESTIMENTO EM AÇÕES GWI PRIVATE INVESTIMENTOS NO EXTERIOR; GWI CLASSIC FUNDO DE INVESTIMENTO EM AÇÕES; GWI DIVIDENDOS FUNDO DE INVESTIMENTO EM AÇÕES; GWI FUNDO DE INVESTIMENTO EM COTAS DE FUNDOS DE INVESTIMENTO DE AÇÕES; GWI FUNCIONÁRIOS FUNDO DE INVESTIMENTO EM COTAS DE FUNDOS DE INVESTIMENTO DE AÇÕES; GWI HIGH GROWTH FUNDO DE INVESTIMENTO EM AÇÕES; GWI LEVERAGE FUNDO DE INVESTIMENTOS EM AÇÕES; GWI PIPES FUNDO DE INVESTIMENTO DE AÇÕES; GWI SMALL and MID CAPS FUNDOS DE INVESTIMENTO EM AÇÕES. Once the steering committee was defined for the works, the President declared the 155th Extraordinary General Meeting open, and informed the meeting was regularly convened and that the announcements ordered by article 133 of Act No. 6.404/76 were published in the press, and the Official Notice was published in Federal Union Official Gazette and in the newspapers O Globo, Valor Econômico and Correio Braziliense, on December 20 and 28, 2010 and January 4, 2011; such announcements had the following content: Centrais Elétricas Brasileiras S.A. ("Eletrobras") hereby invites its shareholders to a General Extraordinary Shareholders’ Meeting (the "Meeting") on January 11, 2010 at 03:00 p.m.  The Meeting shall be held at Eletrobras' head quarters in Brasília, Setor Comercial Norte, Quadra 04, Bloco “B”, nº. 100, Sala 203 do Edifício Centro Empresarial VARIG – Brasília – DF, and the following topics shall be discussed: 1 – Capital Increase with issuance of new shares Management's proposal  for a capital increase at Eletrobras in the amount of R$ 5,084,993,702.41 (five billion, eighty-four million, nine hundred and ninety-three thousand, seven hundred and two Reais and forty-one cents), corresponding to claims of the  Advances for Future Capital Increase - AFACs, stated in the financial statements of 30.11.2010, which will be adjusted by the Selic rate up to the date of the Extraordinary General Meeting - EGM, with the consequent amendment of the Bylaws. The capital increase will be made by private subscription of shares of Eletrobras to holders of common shares and preferred class "A" and "B" shares, with the issuance of common shares (ON) and preferred class "B” shares (PNB) . The shareholders at the day of the Extraordinary General Meeting (EGM) will have preference to underwrite the capital increase in the proportion of shares held.  The subscription period will start on the third business day following the date of the EGM pursuant to § 4, Section 171 of Law 6.404/76. The subscription prices of the common shares (ON) and preferred shares (PNB) should be set based on the value corresponding to the average of the prices, weighted by the number of shares traded on the BM&FBovespa, of the thirty (30) trading sessions preceding the date of of this EGM. The shares relating to this capital increase, will have the same rights as the present shares of the capital. In order to participate in the Meeting, the registered shareholder, or his or her legal representative, should present the following documentation (according to Article 5, caput, of CVM Instruction nº 481, dated December 17, 2009): -  official photo ID; notarized copy of the updated by-laws, in the case of  company representatives;- original or notarized copy of a power of attorney granted by a registered shareholder; and/or original statement of account showing the ownership of Eletrobras shares, furnished by the depositary bank and identifying the registered shareholder.  The required documentation should be presented by January 07, 2011 to the Department of Capital Administration - DFS, Management  of the Shareholders Rights Division - DFSA, at Av. Presidente Vargas, nº 409 – 9th floor, in Rio de Janeiro, RJ, between 8:00 a.m. and (noon) or between 2:00 p.m. and 5:00 p.m. All documentation relating to the subjects to be decided at the Extraordinary General Meeting are available to shareholders at the Department of Capital Administration - DFS Management  of the Shareholders Rights Division - DFSA, on Avenida Presidente Vargas, nº 409 - 9th  floor, in Rio de Janeiro and in the web site of the Company (htpp://www.eletrobras.com.br/ri) and in the Comissão de Valores Mobiliários - CVM (htpp://www.cvm.gov.br) all documentation relating to the matters to be resolved at the Extraordinary General Meeting, pursuant to Article 135, § 3 of Law No. 6404/76 and Article 11 of CVM Instruction 481, issued on 17/12/2009.  Brasília, December 16, 2010. (a) MÁRCIO PEREIRA ZIMMERMANN Chairman. The reading of the Minutes of Meeting was dispensed, the President informed the shareholders that the Minutes of the meeting would be drawn in the form of a summary, as authorized by § 1 of Art. 130 of Law 6404/76 which was approved by all present. In proceeding with work, the only item on the Agenda was submitted to a vote. The following decision was taken: (I) - the capital increase, as authorized by Presidential Decree dated September 22, 2010, by setting the period of 30 days counted from the publication of the Notice to Shareholders for the exercise of preemptive rights , mentioned in § 4, art. 171 of Law No. 6404, 1976, by deferring to a later Stockholders Meeting the deliberation of the amendment of the art. 6 of the Company By-laws. Mr. ANDRÉ CARVALHO TEIXEIRA, representative of BNDES Participações SA - voted to approve the only item on the agenda, as proposed by the administration. The funds represented by Mr. GEORGE WASHINGTON TENÓRIO MARCELINO voted in favor of the proposal except: EATON VANCE TAX-PARAMETRIC EMERGING MARKETS FUND MANAGEMENT; NUVEEN TRADEWINDS EMERGING MARKETS FUND, WILMINGTON INTERNATIONAL EQUITY FUND SELECT LP, and AHON GROUP TRUST who voted against the proposal. Mrs. CONSTÂNCIA

MARIA S. DE OLIVEIRA, representative of JP Morgan Chase Bank, voted the following ordinary shares converted into ADRs: 21,317,133 in favor, 29,150,321, against and 13,085 abstentions. The President announced to shareholders that the Notice to Shareholders will be published on January 13, 2011 and the period of subscription rights from January 14, 2011 to February 14, 2011. Nothing more to discuss, the President closed One Hundred Fifty-Fifth Extraordinary Stockholders Meeting of Centrais Elétricas Brasileiras S.A.  - Eletrobras, of which I Afrânio de Alencar Matos Fº, Secretary, I drafted these Minute having been read to all and found in compliance, it is signed.

 ARMANDO CASADO DE ARAUJO

ADRIENNE GIANNETTI NELSON DE SENNA JOBIM
President	Representative of the Federal Government

ANDRÉ CARVALHO TEIXEIRA

CONSTÂNCIA MARIA S. DE OLIVEIRA
Representative of the BNDES Participações S.A – BNDESPAR	Representantive of the JP Morgan Chase Bank

GEORGE WASHINGTON TENÓRIO MARCELINO

Representative of the following funds: a) Citibank - VIRGINIA RETIREMENT SYSTEM; EMERGING MARKETS INTERNATIONAL FUND; WELLINGTON TRUST COMPANY N.A.; STATE STREET EMERGING MARKETS; IOWA PUBLIC EMPLOYEES RETIREMENT SYSTEM; PANAGORA GROUP TRUST; BELL ATLANTIC MASTER TRUST; USAA EMERGING MARKETS FUND; CIBC EMERGING MARKETS FUND; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; WEST VIRGINIA INVESTMENT MANAGEMENT BOARD; COMMONWEALTH OF PENNSYLVANIA PUBLIC SCHOOL EMPLOYEES´ RETIREMENT SYSTEM; WELLINGTON TRUST COMPANY N.A..; THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD; IMPERIAL EMERGING ECONOMIES POOL; EATON VANCE PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND; IBM SAVINGS PLAN; CENTRAL STATES SOUTHEAST AND SOUTHWEST AREAS PENSION FUND; THE TBC PRIVATE TRUST; AMERICAN AIRLINES,INC.MASTER FIXED BENEFIT TRUST; STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; CIBC EMERGING MARKETS INDEX FUND; STATE OF CONNECTICUT RETIREMENT PLANS AND TRUST FUNDS; THE MONETARY AUTHORITY OF SINGAPORE; WELLINGTON TRUST COMPANY N.A.; SOUTHERN CA EDISON CO NUCLEAR FAC QUAL CPUC DECOM M T FOR SAN ONOFRE AND PALO VERDE NUC GEN STATION; STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS; KAISER PERMANENTE RETIREMENT PLAN; RUSSEL INVESTMENT COMPANY PUBLIC LIMITED COMPANY; THE BOARD OF ADMINISTRATION CITY EMPLOYEES RETIREMENT SYSTEM LOS ANGELES, CALIFORNIA; THE SAN FRANCISCO CITY AND COUNTY EMPLOYEES RETIREMENT SYSTEM; WELLINGTON TRUST COMPANY N.A.; WELLINGTON TRUST COMPANY N.A.; JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST B; JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST A; BOMBARDIER TRUST; (CANADA) GLOBAL; EQUITIES FUND; THE BOMBARDIER; TRUST (UK); WELLINGTON MANAGEMENT PORTFOLIOS (DUBLIN) P.L.C.; AT&T UNION WELFARE BENEFIT TRUST; ABU DHABI RETIREMENT PENSIONS; AND BENEFITS FUND; JOHN HANCOCK FUNDS; II INTERNATIONAL; EQUITY INDEX FUND; RENAISSANCE GLOBAL VALUE FUND; STATE OF CALIFORNIA; PUBLIC EMPLOYEES; RETIREMENT SYSTEM; SPDR S&P EMERGING LATIN AMERICA ETF; GMO TRUST ON BEHALF OF GMO EMERGING; COUNTRIES FUND; THE GMO EMERGING MARKETS FUND; THE NORTHWESTERN MUTUAL LIFE INSURANCE CO; VANGUARD EMERGING MARKETS STOCK INDEX FUND; WELLINGTON TRUST COMPANY N.A.; UNITED TECHNOLOGIES CORPORATION MASTER RETIREMENT TRUST; THE TEXAS EDUCATION AGENCY; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL; EQUITY INDEX FUNDS; FONDS VOOR GEMENE REKENING BEROEPSVERVOER; REPRESENTED BY STICHTING BEHEER; BEROEPSVERVOER; TREASURER OF THE STATE OF NORTH CAROLINA EQUITY INVESTMENT FUND POOLED TRUST; STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; FIDELITY GLOBAL FUND; DELAWARE GROUP GLOBAL & INTERNATIONAL FUNDS - DELAWARE EMERGING MARKETS FUND; ILLINOIS STATE BOARD OF INVESTMENT; DELAWARE VIP TRUST – DELAWARE VIP EMERGING MARKETS SERIES; COUNTY EMPLOYEES ANNUITY AND BENEFIT FUND OF THE COOK COUNTY; SCHWAB FUNDAMENTAL EMERGING MARKETS INDEX FUND; COLLEGE RETIREMENT EQUITIES FUND; STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; WELLINGTON TRUST COMPANY N.A.; ROCHE US DB PLANS MASTER TRUST; MICROSOFT CORPORATION SAVINGS PLUS 401(K) PLAN; STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS; THE FUTURE FUND BOARD OF GUARDIANS; WELLINGTON TRUST COMPANY N.A.; EMPLOYEES RETIREMENT PLAN OF BROOKLYN UNION GAS; BELLSOUTH CORPORATION RFA VEBA TRUST; BELLSOUTH  CORPORATION RFA VEBA TRUST FOR NON-REPRESENTABLE EMPLOYEES; ISHARES MSCI BRIC INDEX FUND; ISHARES MSCI BRAZIL (FREE) INDEX FUND; EMERGING MARKETS STRATEGIC INSIGHTS NON-LENDABLE FUND B; EMERGING MARKETS STRATEGIC INSIGHTS NON-LENDABLE FUND; NUVEEN TRADEWINDS EMERGING MARKETS FUND; WELLINGTON MANAGEMENT PORTFOLIOS (DUBLIN) P.L.C.; TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS; TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS; BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A.; BGI EMERGING MARKETS STRATEGIC INSIGHTS FUND LTD; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; FIDELITY FIXED-INCOME TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND; GMO FUNDS PLC; ISHARES MSCI EMERGING MARKETS INDEX FUND; NORTHERN TRUST NON-UCITS COMMON CONTRACTUAL FUND; AMERICAN BIBLE SOCIETY; WILMINGTON; INTERNATIONAL EQUITY FUND SELECT, L.P.; EMERGING MARKETS INDEX NON-LENDABLE FUND B; EMERGING GLOBAL SHARES INDXX BRAZIL INFRASTRUCTURE INDEX FUND; THE MASTER TRUST BANK OF JAPAN, LTD AS TRUSTEE OF BNY MELLON TBCAM EMERGING VALUE EQUITY MOTHER FUN; GMO REAL RETURN ASSET ALLOCATION FUND, L.P.; ISHARES III PUBLIC LIMITED COMPANY; THE MONETARY AUTHORITY OF SINGAPORE; AON GROUP TRUST; ISHARES PUBLIC LIMITED COMPANY; MACQUARIE INVESTMENT MANAGEMENT LIMITED AS RESPONSIBLE ENTITY FOR ARROWSTREET EMERGING MARKETS FUND; MACQUARIE INVEST MGT LTD AS RESP ENT FOR WELLINGTON MGT PORT (AUS)-EMERGING MARKETS EQUITY PORTFOLI; MACQUARIE INVESTMENT MANAGEMENT LIMITED AS RESPONSIBLE ENTITY FOR ARROWSTREET GLOBAL EQUITY FUND; WELLINGTON MANAGEMENT PORTFOLIOS (DUBLIN) P.L.C.; ISHARES II PUBLIC LIMITED COMPANY; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND; WELLINGTON TRUST COMPANY N.A.; THE MONETARY AUTHORITY OF SINGAPORE; STATE OF NEW JERSEY COMMON PENSION FUND D; RUSSEL INVESTMENT COMPANY PUBLIC LIMITED COMPANY; e NATIONAL PENSION SERVICE; b) HSBC CTVM S.A.: VANGUARD INVESTMENT SERIES, PLC; THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST; PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO; PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO; QANTAS SUPERANNUATION LIMITED AS TRUSTEE FOR THE QANTAS SUPERANNUATION PLAN; THE PUBLIC SCHOOL RETIREMENT SYSTEM OF MISSOURI; e THE PUBLIC EDUCATION EMPLOYEE RETIREMENT SYSTEM OF MISSOURI; c) ITAÚ UNIBANCO S.A.: AMUNDI FUNDS; d) BANCO SANTANDER (BRASIL) S.A.: AMUNDI.

ODAIR CHISTIANO REHDER JUNIOR

AFRÂNIO DE ALENCAR MATOS Fº

Representative of GWI ASSET MANAGEMENT S.A., with the following funds: FUNDO DE INVESTIMENTO EM AÇÕES GWI PRIVATE INVESTIMENTOS NO EXTERIOR; GWI CLASSIC FUNDO DE INVESTIMENTO EM AÇÕES; GWI DIVIDENDOS FUNDO DE INVESTIMENTO EM AÇÕES; GWI FUNDO DE INVESTIMENTO EM COTAS DE FUNDOS DE INVESTIMENTO DE AÇÕES; GWI FUNCIONÁRIOS FUNDO DE INVESTIMENTO EM COTAS DE FUNDOS DE INVESTIMENTO DE AÇÕES; GWI HIGH GROWTH FUNDO DE INVESTIMENTO EM AÇÕES; GWI LEVERAGE FUNDO DE INVESTIMENTOS EM AÇÕES; GWI PIPES FUNDO DE INVESTIMENTO DE AÇÕES; GWI SMALL E MID CAPS FUNDOS DE INVESTIMENTO EM AÇÕES

Secretary General

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 14, 2011
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.